FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  January

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

11 January 2011

HSBC HOLDINGS PLC

The following announcement was issued today by HSBC Bank plc, a wholly owned subsidiary of HSBC Holdings plc.

HSBC Bank plc (the "Issuer") - Base Prospectus Supplement dated 11 January 2011 relating to various Base Prospectuses of the Issuer.

HSBC Bank plc has today filed the following Base Prospectus Supplement dated 11 January 2011 with the United Kingdom Listing Authority, the full text of which is set out below.

A copy of the document has also been submitted to the National Storage Mechanism and will shortly be available for viewing at: www.hemscott.com/nsm.do

BASE PROSPECTUS SUPPLEMENT

HSBC Bank plc
(A company incorporated with limited liability in England with registered number 14259)
as Issuer

This Base Prospectus Supplement (the "Base Prospectus Supplement") is supplemental to and must be read in conjunction with (i) the Base Prospectus dated 28 May 2010 relating to the Debt Issuance Programme (the "DIP Base Prospectus") and the supplements thereto dated 8 June 2010, 4 August 2010, 1 October 2010, 24 November 2010 and 30 December 2010 (ii) the Base Prospectus dated 27 July 2010 relating to the Programme for the Issuance of Notes and Warrants (the "NWP Base Prospectus") and the supplements thereto dated 4 August 2010, 23 August 2010, 1 October 2010, 24 November 2010 and 30 December 2010, (iii) the Base Prospectus dated 5 February 2010 relating to the Warrant and Certificate Programme (the "WCP Base Prospectus") and the supplements thereto dated 5 March 2010, 27 May 2010, 8 June 2010, 4 August 2010, 1 October 2010, 24 November 2010 and 30 December 2010 and (iv) the Base Prospectus dated 12 October 2010 relating to the €25 billion Covered Bond Programme Guaranteed as to Payment of Interest and Principal by HSBC Mortgage Limited Liability Partnership (the "CBP Base Prospectus") and the supplements thereto dated 24 November 2010 and 30 December 2010 (the DIP Base Prospectus, the NWP Base Prospectus, the WCP Base Prospectus and the CBP Base Prospectus together being hereafter referred to as the "Base Prospectuses") prepared by HSBC Bank plc (the "Bank") in connection with the applications made for Notes, Warrants, Certificates or Covered Bonds to be admitted to listing on the Official List of the Financial Services Authority (in its capacity as competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000) (the "FSA"), and to trading on the Regulated Market of the London Stock Exchange plc (the "London Stock Exchange").

This Base Prospectus Supplement constitutes a supplement for the purposes of Directive 2003/71/EC (the "Prospectus Directive") and a supplementary prospectus for the purposes of section 87G of the Financial Services and Markets Act 2000 (the "FSMA"). Terms defined in any of the Base Prospectuses shall have the same meaning when used in this Base Prospectus Supplement.

To the extent that there is any inconsistency between any statement in this Base Prospectus Supplement and any other statement in, or incorporated by reference in, any of the Base Prospectuses, the statements in this Base Prospectus Supplement will prevail.

The purpose of this Base Prospectus Supplement is to disclose the following additional information regarding certain litigation:

As previously disclosed, proceedings concerning Bernard L. Madoff and Madoff Securities have been brought by various plaintiffs in several jurisdictions against HSBC companies, including the Bank. In December 2010, the Madoff Securities trustee commenced suits against various HSBC companies in the US bankruptcy court and the English High Court. The US action seeks US$9 billion in damages and additional recoveries from HSBC and various co-defendants. It seeks damages against HSBC for allegedly aiding and abetting Madoff's fraud and breach of fiduciary duty, as well as recovery of unspecified amounts received by HSBC from the funds invested with Madoff and fees earned by HSBC for providing the custodial, administration and similar services. The trustee's English action seeks recovery of unspecified transfers of money from Madoff Securities to or through HSBC, on the ground that the HSBC defendants actually or constructively knew of Madoff's fraud. In addition, between October 2009 and July 2010, Fairfield Sentry Limited and Fairfield Sigma Limited ("Fairfield"), funds whose assets were directly or indirectly invested with Madoff Securities, commenced multiple suits in the British Virgin Islands and the US against numerous fund shareholders, including various HSBC companies, which acted as nominees for clients of HSBC's private banking business who invested in the Fairfield funds. The Fairfield actions seek restitution of amounts paid to the defendants in connection with share redemptions, on the ground that such payments were made by mistake, based on inflated net asset values resulting from Madoff's fraud.

The cases where HSBC companies, including the Bank, are named as a defendant are at an early stage. HSBC is unable reliably to estimate the aggregate liability, if any, that might arise as a result of all such claims. In any event, HSBC considers that it has good defences to these claims and will continue to defend them vigorously.

Save as disclosed in this Base Prospectus Supplement and in any prior supplements to any of the Base Prospectuses, no significant new factor, material mistake or inaccuracy relating to information included in the Base Prospectuses has arisen since the publication of the Base Prospectuses.

Investors should be aware of their rights under Section 87Q(4) of the FSMA.

The Bank accepts responsibility for the information contained in this Base Prospectus Supplement. To the best of the knowledge and belief of the Bank (which has taken all reasonable care to ensure that such is the case) the information contained in this Base Prospectus Supplement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Media enquiries to Rob Bailhache on +44 (0)20 7992 5712 or at robert.bailhache@hsbc.com

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 86 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,418 billion at 30 June 2010, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 11 January, 2011